September 27, 2013
VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Christine Davis, Assistant Chief Accountant
Eiko Yaoita Pyles, Staff Accountant

Re:	RealPage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-34846
Ladies and Gentlemen:
     On behalf of RealPage, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “ Staff ”) of the Securities and Exchange Commission (the “ Commission ”) received by letter dated September 19, 2013 relating to the Company's Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 27, 2013 (File No. 001-34846).
          In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company's response.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2012 and 2011
General and administrative, page 60

1.
We note from your disclosure on page 95 that, in connection with the Yardi Lawsuit, you received reimbursements from your primary and excess layer errors and omissions liability insurance carriers. Please tell us how you accounted for the reimbursement and if the reimbursement is included in the statement of operations, please tell us in which line item it was included. Also, we note that on page 46, 50, and 64, you disclosed Adjusted EBITDA which excludes litigation-related expense from net income (loss). Please tell us why you determined that it was appropriate to exclude the litigation-related expense from net income, while not including an adjustment for the related reimbursements.

The Company notes the reimbursements in connection with the Yardi Lawsuit were recorded as an offset to the expenses and reflected in the operating expenses section under general and administrative expenses for the periods ended December 31, 2012 and 2011. The amounts disclosed in the calculation of Adjusted EBITDA on pages 46, 50 and 64 for litigation related expense were presented net of those reimbursements. For each period, the reimbursements did not exceed the costs incurred by the Company for litigation-related expenses.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 10. Net Income (Loss) Per Share, page 96

2.
We note that in your response to prior comment 35 in your letter dated June 7, 2010 you indicated that holders of non-vested restricted stock have nonforfeitable rights to dividends and are therefore participating securities. Please tell us how you considered ASC 260-10-45-61A with respect to your calculation of earnings per share for the fiscal year ended December 31, 2012. In this regard, it would appear that these participating securities should have been included in your computation of earnings per share under the two-class method. Please note that similar concerns apply to your Forms 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013.

The Company notes that the non-vested restricted stock that was referred to in the June 7, 2010 letter was issued under a separate plan prior to the Company’s initial public offering.  As a result of the terms of this non-vested restricted stock, the stock was considered participating and thus included in the Company’s calculation of earnings per share in the relevant periods.   The shares issued under that plan were converted to common shares in July 2010.  In addition, in July 2010, the Company adopted the 2010 Equity Incentive Plan, that was approved by the Company’s shareholders.  Based on terms of the 2010 Equity Incentive Plan, the Company has considered the outstanding shares of restricted stock to not have nonforfeitable rights to dividends.  Furthermore, the terms of the Company’s credit agreement preclude the Company from paying dividends and the Company has not paid any dividends since it became a public company.  Accordingly, the Company has not included restricted securities in its computation of earnings per share.
Note 11. Income Taxes, page 97

3.
We note that you have significant deferred revenue balances; however, it does not appear based on your disclosure on page 97 that you have recorded a deferred tax asset related to your deferred revenue. Please advise.

The Company notes its deferred tax asset for deferred revenue is included in the line item “Reserves and accrued liabilities.”  The amount of the deferred tax asset associated with the deferred revenue is less than 1% of total assets and less than 10% of the gross deferred tax assets. As a result, the Company determined that the amount did not warrant separate disclosure. To provide additional clarity, in future filings, the description of this line item will be modified to read “Reserves, deferred revenue and accrued liabilities.”  The Company will continue to evaluate the aggregation of the deferred tax assets in future filings and disclose the individual components of the deferred tax asset, if required.

4.
We note your disclosure on page 98 regarding the tax holidays in India and the Philippines. Please tell us what consideration was given to disclosing the aggregate dollar amount and per share effects of the tax holiday for all periods presented. See SAB Topic 11C.

The Company notes the tax savings for each of the years ended December 31, 2012, 2011 and 2010 was less than $150,000. As a result, the Company believes the benefits of the tax holidays in India and the Philippines have not had a material impact on its results of operations for the periods presented. For the years ended December 31, 2012, 2011 and 2010, the tax holidays had no discernible impact on the Company's net income (loss) per share.

The Company will continue to monitor the dollar amount and per share effects of the tax holidays and either disclose in future fillings that the benefits received from the tax holidays were immaterial, or provide more detailed disclosure if the holidays have a material impact on the results of operations or earnings per share for the periods presented.

 Item 9A. Controls and Procedures

Changes in Internal Controls, page 100

5.
You state that there were no “significant” changes in your internal control over financial reporting during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In your response to prior comment 5 in your letter dated July 31, 2012 you indicated that you would revise your future disclosures to exclude qualification as to the significance of any such changes. Please confirm whether there were any changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting without qualification as to the significance of any such changes, and confirm you will revise your disclosures in future filings. Please note that similar concerns apply to your Form 10-Q for the quarterly period ended March 31, 2013.

     The Company confirms there were no changes in the Company's internal control over financial reporting that occurred during the quarters ended December 31, 2012 and March 31, 2013, respectively, that would have materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting. The Company notes that it intends to exclude qualification as to the significance of any changes in internal control in future filings, as it did in the disclosure in its Form 10-Q for the quarterly period ended June 30, 2013.

 * * * * *
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone to 972-820-3919 or by facsimile to 972-820-3932. Thank you for your assistance.

Respectfully submitted,

/S/ TIMOTHY J. BARKER
Timothy J. Barker

cc:	Margot Lebenberg Carter, RealPage, Inc.